Volaris Reports February 2022 Traffic Results:

81% YoY demand growth with an 83% Load Factor

Mexico City, Mexico, March 3rd, 2022 – Volaris (the “Company”) (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States, Central and South America reports its February 2022 preliminary traffic results.

In February, Volaris’ capacity (measured in ASMs) increased 62.0% YoY, while demand (measured in RPMs) was up 80.8% YoY; load factor increased 8.6 pp YoY to 82.7%. In the month, Volaris transported 2.1 million passengers, an 86.7% increase YoY. Moreover, passenger demand (RPMs) in the domestic Mexican and international markets remained quite healthy, increasing 64.7% and 149.8%, respectively, as compared to February 2021.

Considering reported figures for the first two months of the year and the capacity currently on sale for March, consolidated ASMs for the first quarter of 2022 are expected to remain flat as compared to the fourth quarter of 2021, implying around 50% ASM growth versus the first quarter of 2021. This is consistent with our guidance on our recent earnings call. We believe that this closely matches the demand trends that we are seeing in our markets.

Commenting on February traffic figures, Volaris’ President and CEO Enrique Beltranena said: “Our strong February 2022 traffic numbers demonstrate not only the overall strength in demand of our existing markets, but also our commitment to closely focus on and match capacity to demand. Record February in growth, passengers and unit revenues should help us mitigate some near-term cost pressures such as higher fuel prices.”

	Feb 2022	Feb 2021	Variation	YTD Feb 2022	YTD Feb 2021	Variation
RPMs (million, scheduled & charter)
Domestic	1,493	907	64.7%	3,132	2,045	53.2%
International	528	211	149.8%	1,197	661	81.1%
Total	2,021	1,118	80.8%	4,329	2,706	60.0%
ASMs (million, scheduled & charter)
Domestic	1,736	1,150	51.0%	3,727	2,670	39.6%
International	708	359	97.5%	1,559	988	57.7%
Total	2,445	1,509	62.0%	5,286	3,658	44.5%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	86.0%	78.8%	7.2 pp	84.0%	76.6%	7.4 pp
International	74.5%	58.9%	15.6 pp	76.8%	66.9%	9.9 pp
Total	82.7%	74.1%	8.6 pp	81.9%	74.0%	7.9 pp
Passengers (thousand, scheduled & charter)
Domestic	1,757	993	77.1%	3,625	2,261	60.4%
International	376	150	150.6%	857	462	85.5%
Total	2,133	1,142	86.7%	4,482	2,723	64.6%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors, and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 184 and its fleet from 4 to 102 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 43 cities in Mexico and 27 cities in the United States, Central and South America with one of the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations Contact

Félix Martínez / Naara Cortés Gallardo / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com